UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                   Orion Diversified Technologies, Inc.
                   -----------------------------------
                             (Name of Issuer)

                 Common Stock, par value $0.01 per share
                   ----------------------------------
                      (Title of Class of Securities)

                               686270 20 8
                      -----------------------------
                              (CUSIP Number)

                          Ghulamreza Shahbazi
                       c/o Me. Benedict Fontanet
                   Counsel to Parthian Securities, S.A.
                            84 Rue de Rhone
                       1204 Geneva, Switzerland
                             41-22-818-0909


                     ------------------------------
(Name,  Address and  Telephone  Number of  Person Authorized to Receive
                      Notices and Communications)

                              July 1, 2005
                      -----------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240. 13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1   NAME OF REPORTING PERSON.

         Parthian Securities SA

     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Not Applicable

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /         (b) / x /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS     WC


 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/_/

 6   CITIZENSHIP OR PLACE OF ORGANIZATION       Switzerland


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


 7   SOLE VOTING POWER:  600,000


 8   SHARED VOTING POWER:  0


 9   SOLE DISPOSITIVE POWER: 600,000


 10  SHARED DISPOSITIVE POWER: 0


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	 600,000


 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /_/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6%


14   TYPE OF REPORTING PERSON       CO

Item 1.   Security and Issuer

This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value ("Shares"), of Orion Diversified Technologies, Inc., a New Jersey corporation ("Orion"). Orion's principal executive office is located at 630 Shore Road, Suite 505, Long Beach, New York 11561.

                                    2
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Item 2.   Identity and Background

The name and principal business and office address of the person filing this Statement is Parthian Securities SA, a Swiss corporation with an office at 36, Boulevard Helvetique, CH-207, Geneva, Switzerland (the "Reporting Person"). The principal business of the Reporting Person is private investments. The principal of the Reporting Person is Ghulamreza Shahbazi.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The source of funds were personal funds.

Item 4.   Purpose of Transaction

On or about August 1, 2002 pursuant to a Subscription Agreement by and between the Reporting Person and Orion, the Reporting Person purchased 1,000,000 restricted (i.e., unregistered) shares of voting capital stock of Orion for $0.05 per share, for a total consideration paid of $50,000. The transaction was reported on Form 13D. From time to time thereafter, the Reporting Person purchased 200,000 shares of Orion for $-----------. This report is filed to amend the initial filing of the Reporting Person.

Effective July 1, 2005 the Reporting Person disposed of 400,000 of the shares in transactions with non-U.S. persons pursuant to an exemption from registration afforded by Regulation S promulgated pursuant to the Securities Act of 1933.

The  acquisitions  were  made  in  anticipation  of a  share   exchange
agreement between Orion and Ovale, S.A. a Swiss societe anonyme. The share exchange is set out in various public filings by Orion.

The Reporting Person is informed that the Share Exchange Agreement provides: an amendment to the certificate of incorporation of Orion to increase its authorized shares from 10 million shares to 20 million shares, the acquisition by Orion of all the outstanding shares of Ovale, S.A. so that Ovale, S.A. becomes a wholly-owned subsidiary of Orion, the change of the name of Orion to Ovale Group, Inc., a change in the Board of Directors of Orion pursuant to which those persons who control Ovale will become the majority of the Board of Directors of Orion, a change in the business of Orion, which business is currently non-existent, to that of a development stage company that retails high quality, high-end, designer gifts and clothing in Europe for infants up to age 12 months; the board of directors of Orion will remain in the control of the pre-Ovale Orion shareholders until the Second Closing provided for in the November 8, 2004 amendment to the Share Exchange Agreement.

Item 5.   Interest in Securities of the Issuer


In a Second Closing between Orion and Ovale in the anticipated share exchange, the Reporting Person is to receive 697,920 shares of Orion common stock in exchange for shares of Ovale, S.A. All of those shares will be held for the accounts of customers of the Reporting Person, a Swiss broker-dealer.

Except as disclosed on this Statement, there was no other transaction in the Shares that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person is not a party to any agreement involving the voting of the Shares.

Item 7.   Exhibits

          None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 7, 2006

Parthian Securities SA


By: /s/G. Shahbazi
     -----------------
     G. Shahbazi, Chief Executive Officer


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